

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

February 10, 2011

Via Facsimile (515.283.3108) and U.S. Mail

Wade H. Schut, Esq.
700 Walnut Street
Suite 1600
Des Moines, Iowa

> **Re: Breda Telephone Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 21, 2011**
> **File No. 0-26525**
>
> **Schedule 13E-3**
> **Filed on January 21, 2011**
> **File No. 5-85897**

Dear Mr. Schut:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

General

1.   We note that Breda is purporting to create two classes of securities out of what is currently a single class of common stock for the purpose of taking the Company private by causing the existing Class A Common Stock to be held by less than 300 shareholders

of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that the Class A Common Stock and newly authorized Class C Common Stock are separate classes of securities under Iowa law. The analysis should include a detailed discussion and comparison of each feature of the Class A Common Stock and the Class C Common Stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A Common Stock and the Class C Common Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate.

Preliminary Proxy Statement

General Information, page (i)

2.   We refer you to the fourth paragraph of this page. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Effects of the Reclassification Transaction, page 16

3.   Item 1013(d) of Regulation M-A requires Breda to describe the effects of the Rule 13e-3 transaction on affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M-A and Instruction 2. Please revise the disclosure accordingly.

4.   Since the Schedule 13E-3 was filed by Breda and Breda's directors and executive officers, the disclosure required by Item 1013(d) must also include the effect of the Rule 13e-3 transaction on each such filing person's interest in the net book value and net earnings of Breda in terms of both dollar amounts *and* percentages. See Instruction 3 to Item 1013 of Regulation M-A. Please supplement the disclosure accordingly.

Fairness of The Going Private Transaction, page 27

5.   We note the statement on page 28 that the board considered certain material factors in reaching the board's conclusion that the reclassification transaction is substantively fair to Breda's *shareholders*. Item 1014 of Regulation M-A requires that the filing persons discuss the material factors they relied upon in reaching their conclusion that the Rule 13e-3 transaction is fair to *unaffiliated* holders. Please revise accordingly.

6.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the discussion in this section does not appear to address the factors described in clauses (vi) and (viii) of Instruction 2 to

Item 1014. If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

Position as to the Fairness of the Rule 13e-3 Transaction by Breda's Affiliates, page 36

7.   Note that if the filing persons other than Breda's board have based their fairness determination on the analysis of factors undertaken by the board, such persons must expressly <u>adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. Please disclose in this section whether such persons expressly adopted the board's discussion and analyses of the factors beginning on page 27. Note however, that to the extent such persons did not adopt the board's discussion and analysis or the board's analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, such filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Proposal 1 – Article IV and V of the Proposed Articles, page 40

8.   Please consider including a table in this section that clearly illustrates what current shareholders will receive in the Rule 13e-3 transaction based upon (i) which of the three categories they fall into, e.g. Eligible Class A, Grandfathered Class C and Eligible Class C Shareholder, and (ii) the series of Class A Common stock they currently hold.

9.   Please revise the third bullet point on page 45 to conform to Section 10 of Article IV of the Proposed Articles. As currently written, this sentence inadvertently references Class B Common Stock instead of Class C Common Stock.

Form of Proxy Card

10.   Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions